SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 24, 2016

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Third Quarter Results 2016”, dated October 24, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th of October, 2016.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(General Secretary)

Philips reports Q3 sales of EUR 5.9 billion, a 14% improvement in Adjusted EBITA to EUR 649 million, and an 18% increase in net income to EUR 383 million

Amsterdam, October 24, 2016

Third-quarter highlights

•	Sales increased to EUR 5.9 billion, with consolidated comparable sales growth of 2% and the HealthTech portfolio growing by 5%

•	Adjusted EBITA amounted to EUR 649 million, or 11.0% of sales, compared to 9.8% of sales in Q3 2015

•	EBITA totaled EUR 567 million, or 9.6% of sales, compared to 7.4% of sales in Q3 2015

•	Income from operations (EBIT) amounted to EUR 481 million, compared to EUR 342 million in Q3 2015

•	Net income amounted to EUR 383 million, compared to EUR 324 million in Q3 2015

•	Operating cash flow totaled EUR 500 million, compared to EUR 281 million in Q3 2015; free cash flow of EUR 280 million, compared to EUR 58 million in Q3 2015

Frans van Houten, CEO:

“I am pleased with the solid 5% comparable sales growth and 8% order intake growth in our HealthTech portfolio in the third quarter. Overall, Philips posted 2% comparable sales growth, and the operational improvements at the Personal Health and Diagnosis & Treatment businesses, combined with continued improvements at Philips Lighting, led to the 120-basis-point increase in the Adjusted EBITA margin for the Philips Group.

Our outlook for 2016 remains unchanged, as we expect further earnings improvements in the fourth quarter of the year. Going forward, we remain concerned about risk due to volatility in the markets in which we operate.”

HealthTech

“Underlining our strategic focus on innovation, we saw healthy growth in order intake in the quarter, as well as solid sales growth and margin expansion. This was driven by recent product introductions across our HealthTech portfolio and by continued synergies from the integration of Volcano in Image-Guided Therapy. Our Accelerate! transformation program again delivered operational improvements across our businesses, while we also continue to invest significantly in quality and innovation, including in health informatics, wearable patient monitoring solutions and digital pathology.”

The Personal Health businesses grew by 7% on a comparable basis, with growth across the portfolio, most notably double-digit growth in Health & Wellness, and the Adjusted EBITA margin improving by 130 basis points. The Diagnosis & Treatment businesses showed comparable sales growth of 6% and the Adjusted EBITA margin improved by 210 basis points, mainly driven by Image- Guided Therapy and improvements at the Cleveland site. In the Connected Care & Health Informatics businesses, comparable sales growth in Healthcare Informatics, Solutions & Services was mainly offset by a decline in Patient Care & Monitoring Solutions, which also resulted in a decrease of the Adjusted EBITA by 180 basis points. Equipment-order intake increased by 8% on a currency-comparable basis, driven by the Connected Care & Health Informatics businesses.

•	In line with Philips’ strategy of delivering solutions consisting of smart devices, software and services to address specific customer needs, the company signed a 3-year patient monitoring solutions agreement with Rush University Medical Center, Chicago.

•	Leveraging its expertise in cardiology, Philips signed a 5-year interventional cardiology solutions agreement with DeltaHealth in China for its new DeltaHealth Hospital Shanghai, which will specialize in cardiac care. The agreement comprises interventional X-ray systems, ultrasound imaging, software and services.

•	Philips introduced a range of personalized health programs at this year’s IFA trade show in Berlin, including the Philips Sonicare FlexCare Platinum Connected toothbrush and the uGrow medical-grade baby app. The health programs leverage Philips HealthSuite, a cloud-enabled connected health ecosystem of devices, apps and digital tools.

•	Philips acquired Wellcentive, a leading US-based provider of population health management software solutions. Wellcentive complements Philips’ portfolio with cloud-based IT solutions to import, aggregate and analyze clinical, claims and financial data across hospital and health systems to help care providers deliver coordinated care.

•	Building on its expertise in new care models based on telehealth technologies, Philips enabled Macquarie University’s MQ Health in Sydney, Australia, and Emory Healthcare in Atlanta, US, to provide continuous night-time critical care oversight to ICU patients back in Atlanta during daytime hours in Australia.

•	In the 2016 Interbrand annual ranking of the world’s most valuable brands, Philips’ ranking improved to #41 from #47, with a total estimated brand value of approximately USD 11.3 billion.

•	Philips became the Industry Group Leader in the Capital Goods category in the 2016 Dow Jones Sustainability Index, achieving the highest possible scores in three sections, including climate strategy and operational eco-efficiency.

Philips Lighting

In the third quarter, Adjusted EBITA improved by 250 basis points to 10.1% of sales, while comparable sales declined by 3% and free cash flow improved to EUR 164 million. Full details about the financial performance of Philips Lighting in the third quarter were published on October 20, 2016. The related report can be accessed here. Following the listing of Philips Lighting in Amsterdam, Philips holds a 71.225% stake with the aim of fully selling down over the next several years. As the majority shareholder in Philips Lighting, Philips continues to consolidate the financial results of Philips Lighting.

Group cost savings

In the third quarter, overhead cost savings amounted to EUR 12 million, the Design for Excellence (DfX) program generated EUR 102 million of incremental procurement savings, and the End2End improvement program achieved EUR 66 million in productivity gains.

Miscellaneous

As of September 30, 2016, Philips had completed 98% of the 3-year EUR 1.5 billion share buy-back program. The buy-back was completed on October 20, 2016. On October 19, 2016, Philips announced the final results of the tender offer for certain outstanding notes, which the company started on September 20, 2016. The aggregate principal amount of the purchased notes was USD 285 million, and in Q3 2016 the tender offer resulted in a EUR 98 million charge recognized in Financial expenses.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data in millions of EUR unless otherwise stated
	Q3 2015	Q3 2016
Sales	5,836	5,898
Nominal sales growth	12%	1%
Comparable sales growth	2%	2%
Income from operations (EBIT)	342	481
as a % of sales	5.9%	8.2%
Adjusted EBITA	570	649
as a % of sales	9.8%	11.0%
EBITA	429	567
as a % of sales	7.4%	9.6%
Financial expenses, net	(100)	(202)
Income taxes	(8)	(6)
Results investments in associates	2	7
Income from continuing operations	236	280
Discontinued operations	88	103
Net income	324	383
Net income attributable to shareholders per common share (in EUR) - diluted	0.34	0.40
•	Comparable sales growth was driven by 5% growth in the HealthTech portfolio, partly offset by a 3% decline in Lighting.

•	Currency-comparable order intake showed 8% growth, driven by double-digit growth in the Connected Care & Health Informatics businesses and low-single-digit growth in the Diagnosis & Treatment businesses.

•	Adjusted EBITA improved by EUR 79 million and the margin improved by 120 basis points compared to Q3 2015. The improvement was mainly attributable to cost productivity, positive currency impacts and improvements at the Cleveland site, partly offset by higher expenditure for growth initiatives and innovation.

•	Restructuring and acquisition-related charges amounted to EUR 59 million, compared to EUR 51 million in Q3 2015. EBITA also included EUR 24 million of charges related to the separation of the Lighting business, compared to EUR 59 million in Q3 2015.

•	Net financial expenses increased by EUR 102 million year-on-year, mainly due to a charge related to the notes redeemed in October 2016.

•	Income tax expense was in line with Q3 2015 and included a release of tax provisions.

•	Net income from discontinued operations increased by EUR 15 million year-on-year, mainly due to improved operational performance in the combined businesses of Lumileds and Automotive.

•	Net income increased by EUR 59 million compared to Q3 2015, driven by improved income from operations, partly offset by higher financial charges.

Sales per geographic cluster in millions of EUR unless otherwise stated
			% change
	Q3 2015	Q3 2016	nominal	comparable
Western Europe	1,435	1,400	(2)%	0%
North America	1,983	2,005	1%	1%
Other mature geographies	444	489	10%	0%

Total mature geographies	3,862	3,894	1%	0%
Growth geographies	1,974	2,004	2%	6%

Philips	5,836	5,898	1%	2%

•	Comparable sales growth in mature geographies was driven by low-single-digit growth in North America, while Western Europe and other mature geographies were in line with Q3 2015. In growth geographies, comparable sales growth was largely driven by high-single-digit growth in China and Latin America.

•	Currency-comparable order intake in growth geographies showed double-digit growth, driven by China. North America achieved mid-single-digit growth, Western Europe posted a low-single-digit decline, and other mature geographies recorded double-digit growth.

Cash balance in millions of EUR
	Q3 2015	Q3 2016
Beginning cash balance	1,135	1,926
Free cash flow	58	280
Net cash flows from operating activities	281	500
Net capital expenditures	(223)	(220)
Other cash flows from investing activities	5	(186)
Treasury shares transactions	(109)	(124)
Changes in debt	(7)	30
Dividend paid to shareholders of the Company	(45)	(50)
Other cash flow items	(34)	(36)
Net cash flows from discontinued operations	22	19

Ending cash balance	1,025	1,859

•	The net cash flows from operating activities increased by EUR 219 million, mainly due to improvements in income from operations and working capital, partly offset by a EUR 63 million outflow related to pension liability de-risking in the United States.

•	Other cash flows from investing activities decreased by EUR 191 million and includes the Wellcentive acquisition.

•	As of September 30, 2016, Philips had completed 98% of the 3-year EUR 1.5 billion share buy-back program, which was completed on October 20, 2016.

Quarterly report Q3 2016 3

Performance per segment

Personal Health businesses

Key data in millions of EUR unless otherwise stated
	Q3 2015	Q3 2016
Sales	1,585	1,663
Sales growth
Nominal sales growth	12%	5%
Comparable sales growth	4%	7%
Income from operations (EBIT)	151	217
as a % of sales	9.5%	13.0%
Adjusted EBITA	221	253
as a % of sales	13.9%	15.2%
EBITA	189	253
as a % of sales	11.9%	15.2%
•	Comparable sales growth was driven by double-digit growth in Health & Wellness, high-single-digit growth in Sleep & Respiratory Care and mid-single-digit growth in Personal Care and Domestic Appliances.

•	Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in Central & Eastern Europe and high-single-digit growth in China. Mature geographies recorded mid-single-digit growth, driven by high-single-digit growth in Western Europe and mid-single-digit growth in North America.

•	Adjusted EBITA increased by EUR 32 million and the margin improved by 130 basis points compared to Q3 2015. The increase was attributable to higher volumes and cost productivity.

•	Restructuring and acquisition-related charges were nil in Q3 2016, compared to EUR 1 million restructuring charges and EUR 31 million charges related to a legal matter in Q3 2015. In Q4 2016, restructuring and acquisition-related charges are expected to total approximately EUR 5 million.

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	Q3 2015	Q3 2016
Sales	1,556	1,635
Sales growth
Nominal sales growth	21%	5%
Comparable sales growth	4%	6%
Income from operations (EBIT)	98	165
as a % of sales	6.3%	10.1%
Adjusted EBITA	143	184
as a % of sales	9.2%	11.3%
EBITA	105	178
as a % of sales	6.7%	10.9%
•	Comparable sales growth was driven by double-digit growth in Image-Guided Therapy and low-single-digit growth in Diagnostic Imaging, partly offset by a low-single-digit decline in Ultrasound.

•	Comparable sales in growth geographies showed double-digit growth, largely driven by China and Latin America. Mature geographies recorded low-single-digit growth, driven by North America, partly offset by a mid-single-digit decline in other mature geographies. Western Europe was in line with Q3 2015.

•	Adjusted EBITA increased by EUR 41 million and the margin improved by 210 basis points year-on-year, mainly due to improvements at the Cleveland site and positive currency impacts, partly offset by higher expenditure on innovation.

•	Restructuring and acquisition-related charges were EUR 6 million, compared to EUR 38 million in Q3 2015. In Q4 2016, restructuring and acquisition-related charges are expected to total approximately EUR 20 million.

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated
	Q3 2015	Q3 2016
Sales	732	742
Sales growth
Nominal sales growth	13%	1%
Comparable sales growth	1%	0%
Income from operations (EBIT)	62	47
as a % of sales	8.5%	6.3%
Adjusted EBITA	75	62
as a % of sales	10.2%	8.4%
EBITA	75	58
as a % of sales	10.2%	7.8%
•	Comparable sales growth was impacted by a low-single-digit decline in Patient Care & Monitoring Solutions. Healthcare Informatics, Solutions & Services recorded mid-single-digit growth.

•	Comparable sales in growth geographies showed mid-single-digit growth, mainly driven by high-single-digit growth in India and double-digit growth in Africa, partly offset by a low-single-digit decline in China. Mature geographies posted a low-single-digit decline, reflecting mid-single-digit growth in other mature geographies and low-single-digit growth in North America, which was more than offset by a double-digit decline in Western Europe.

•	Adjusted EBITA decreased by EUR 13 million and the margin declined by 180 basis points year-on-year, mainly reflecting a sales decline in Patient Care & Monitoring Solutions.

•	Restructuring and acquisition-related charges amounted to EUR 5 million, compared to nil in Q3 2015. Restructuring and acquisition-related charges are expected to total approximately EUR 15 million in Q4 2016.

4 Quarterly report Q3 2016

HealthTech Other

Key data in millions of EUR
	Q3 2015	Q3 2016
Sales	125	117
Income from operations (EBIT)	5	(15)
Adjusted EBITA	4	(14)
IP Royalties	72	68
Emerging Businesses	(19)	(22)
Innovation	(21)	(24)
Central costs	(23)	(32)
Other	(5)	(4)
EBITA	8	(13)
•	Sales reflected EUR 14 million lower royalty income due to the foreseen expiration of licenses, partly offset by strong double-digit growth in Emerging Businesses.

•	The Adjusted EBITA decline was mainly attributable to lower royalty income, investments in Innovation and Emerging Businesses, and centralization of certain overhead costs.

•	EBITA included a EUR 1 million net release of restructuring charges, compared to a net release of EUR 4 million in Q3 2015. In Q4 2016, restructuring and acquisition-related charges are expected to total approximately EUR 40 million.

Lighting

Key data in millions of EUR unless otherwise stated 1)
	Q3 2015	Q3 2016
Sales	1,838	1,741
Sales growth
Nominal sales growth	8%	(5)%
Comparable sales growth	(2)%	(3)%
Income from operations (EBIT)	98	112
as a % of sales	5.3%	6.4%
Adjusted EBITA	139	175
as a % of sales	7.6%	10.1%
EBITA	124	139
as a % of sales	6.7%	8.0%

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in Q3 2016.
•	Comparable sales reflected double-digit growth in LED and Home, which was more than offset by a double-digit decline in Lamps and a mid-single-digit decline in Professional.

•	Total LED lighting sales grew 16% year-on-year and now represent 56% of total Lighting sales, compared to 46% in Q3 2015.

•	Adjusted EBITA continued to improve year-on-year. The EUR 36 million increase was mainly attributable to an increase in gross margin.

•	Restructuring and acquisition-related charges were EUR 49 million, compared to EUR 15 million in Q3 2015. EBITA in Q3 2016 also included a gain of EUR 13 million related to a release of provisions originating from the separation activities. For information regarding the restructuring and acquisition-related charges guidance for 2016, please refer to the Philips Lighting Q3 2016 press release.

Legacy Items

Income from operations (EBIT) in millions of EUR
	Q3 2015	Q3 2016
Separation costs	(59)	(24)
Other	(13)	(21)

Income from operations (EBIT)	(72)	(45)

•	Income from operations (EBIT) mainly included EUR 24 million of charges related to the separation of the Lighting business, a EUR 13 million charge related to provisions originating from the separation of the Lighting business, and EUR 9 million of stranded costs related to the combined Lumileds and Automotive businesses.

•	Charges related to the separation of the Lighting business are expected to total approximately EUR 45 million in Q4 2016.

Discontinued operations

Net income of discontinued operations in millions of EUR
	Q3 2015	Q3 2016
The combined Lumileds and Automotive businesses	86	101
Other	2	2

Net income of discontinued operations	88	103

•	Net income of the combined businesses of Lumileds and Automotive increased by EUR 15 million, mainly due to higher sales and improvements in gross margins, partly offset by higher tax expenses.

•	Philips continues to actively engage in discussions for the sale of the combined Lumileds and Automotive businesses and will continue to report the Lumileds and Automotive businesses as discontinued operations.

Quarterly report Q3 2016 5

Adjusted EBITA and EBITA - HealthTech portfolio segments

Personal Health

Adjusted EBITA in millions of EUR unless otherwise stated

Diagnosis & Treatment

Adjusted EBITA in millions of EUR unless otherwise stated

Connected Care & Health Informatics

Adjusted EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

EBITA in millions of EUR unless otherwise stated

6 Quarterly report Q3 2016

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: domestic and global economic and business conditions; developments within the euro zone; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in exchange and interest rates; changes in tax rates; pension costs and actuarial assumptions; raw materials and employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the dispositions by Philips of its interests in Philips Lighting and the combined Lumileds and Automotive businesses. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2015.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2015.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2015. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2015, unless otherwise stated.

Prior-period financial statements have been restated to reflect a reclassification of net defined-benefit post-employment plan obligations to Long-term provisions in accordance with the accounting policies as stated in the Semi-annual Report of 2016.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly report Q3 2016 7

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated
	Q3		January to September
	2015	2016	2015	2016
Sales	5,836	5,898	17,149	17,276
Cost of sales	(3,414)	(3,295)	(10,116)	(9,869)

Gross margin	2,422	2,603	7,033	7,407
Selling expenses	(1,390)	(1,411)	(4,171)	(4,256)
General and administrative expenses	(241)	(203)	(679)	(626)
Research and development expenses	(471)	(514)	(1,390)	(1,485)
Impairment of goodwill	(1)		(1)	(3)
Other business income	25	15	73	48
Other business expenses	(2)	(9)	(35)	(29)

Income from operations	342	481	830	1,056
Financial income	12	15	71	54
Financial expenses	(112)	(217)	(312)	(469)

Income before taxes	242	279	589	641
Income taxes	(8)	(6)	(87)	(129)

Income after taxes	234	273	502	512
Results relating to investments in associates	2	7	24	13

Income from continuing operations	236	280	526	525
Discontinued operations - net of income tax	88	103	172	326

Net income	324	383	698	851
Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	319	370	690	822
Net income attributable to non-controlling interests	5	13	8	29
Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	923,675	924,670	915,044	916,337
- diluted	928,028	930,752	920,949	923,587
Net income attributable to shareholders per common share in EUR:
- basic	0.35	0.40	0.75	0.90
- diluted	0.34	0.40	0.75	0.89

8 Quarterly report Q3 2016

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR
	September 30, 2015	December 31, 2015	September 30, 2016
Non-current assets:
Property, plant and equipment	2,245	2,322	2,196
Goodwill	8,245	8,523	8,455
Intangible assets excluding goodwill	3,682	3,693	3,472
Non-current receivables	182	191	165
Investments in associates	180	181	190
Other non-current financial assets	479	489	369
Non-current derivative financial assets	48	58	49
Deferred tax assets	2,730	2,758	2,693
Other non-current assets	67	68	68

Total non-current assets	17,858	18,283	17,657

Current assets:
Inventories	4,011	3,463	3,759
Other current financial assets	13	12	103
Other current assets	529	444	545
Current derivative financial assets	125	103	77
Income tax receivable	95	114	131
Receivables	4,782	4,982	4,804
Assets classified as held for sale	1,751	1,809	1,975
Cash and cash equivalents	1,025	1,766	1,859

Total current assets	12,331	12,693	13,253

Total assets	30,189	30,976	30,910

Equity
Shareholders’ equity	11,446	11,662	11,620
Non-controlling interests	108	118	853

Group equity	11,554	11,780	12,473

Non-current liabilities:
Long-term debt	3,973	4,095	4,860
Non-current derivative financial liabilities	613	695	466
Long-term provisions	3,571	3,471	3,197
Deferred tax liabilities	127	164	43
Other non-current liabilities	769	812	700

Total non-current liabilities	9,053	9,237	9,266

Current liabilities:
Short-term debt	1,574	1,665	908
Current derivative financial liabilities	261	238	292
Income tax payable	120	116	106
Accounts payable	2,551	2,673	2,625
Accrued liabilities	2,642	2,815	2,884
Short-term provisions	720	772	596
Liabilities directly associated with assets held for sale	377	407	476
Other current liabilities	1,337	1,273	1,284

Total current liabilities	9,582	9,959	9,171

Total liabilities and group equity	30,189	30,976	30,910

Quarterly report Q3 2016 9

Condensed consolidated statements of cash flows

Condensed consolidated statements of cash flows in millions of EUR
	Q3		January to September
	2015	2016	2015	2016
Cash flows from operating activities
Net income	324	383	698	851
Results of discontinued operations - net of income tax	(88)	(103)	(172)	(326)
Adjustments to reconcile net income to net cash of operating activities:
Depreciation, amortization and impairments of fixed assets	312	304	926	915
Impairment of goodwill and other non-current financial assets	1	—	5	25
Net loss (gain) on sale of assets	(17)	(3)	(63)	(3)
Interest income	(9)	(11)	(35)	(35)
Interest expense on debt, borrowings and other liabilities	71	79	206	228
Income taxes	8	6	87	129
Results from investments in associates	(3)	(7)	(3)	(13)
Decrease (increase) in working capital:	(282)	92	(618)	10
Decrease (increase) in receivables and other current assets	(152)	47	228	189
Decrease (increase) in inventories	(205)	(134)	(596)	(403)
Increase (decrease) in accounts payable, accrued and other liabilities	75	179	(250)	224
Decrease (increase) in non-current receivables, other assets, other liabilities	(30)	(18)	(9)	(211)
Decrease in provisions	(59)	(126)	(351)	(434)
Other items	200	101	(30)	219
Interest paid	(107)	(114)	(236)	(262)
Interest received	9	12	36	35
Dividends received from investments in associates	—	27	6	33
Income taxes paid	(49)	(122)	(236)	(333)

Net cash provided by (used for) operating activities	281	500	211	828
Cash flows from investing activities
Net capital expenditures	(223)	(220)	(626)	(598)
Purchase of intangible assets	(42)	(38)	(97)	(80)
Expenditures on development assets	(74)	(78)	(229)	(227)
Capital expenditures on property, plant and equipment	(135)	(118)	(344)	(314)
Proceeds from sale of property, plant and equipment	28	14	44	23
Net proceeds from (cash used for) derivatives and current financial assets	2	(21)	(78)	(119)
Purchase of other non-current financial assets	(14)	(10)	(16)	(32)
Proceeds from other non-current financial assets	20	—	38	5
Purchase of businesses, net of cash acquired	—	(152)	(1,104)	(198)
Net proceeds from sale of interests in businesses, net of cash disposed of	(3)	(3)	61	—

Net cash used for investing activities	(218)	(406)	(1,725)	(942)
Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	14	19	1,204	(1,124)
Principal payments on long-term debt	(42)	(27)	(81)	(60)
Proceeds from issuance of long-term debt	21	38	64	1,265
Re-issuance of treasury shares	9	30	74	54
Purchase of treasury shares	(118)	(154)	(398)	(520)
IPO Philips Lighting proceeds				863
IPO Philips Lighting transaction costs paid		(19)		(38)
Dividend paid to shareholders of Koninklijke Philips N.V.	(45)	(50)	(298)	(330)
Dividends paid to non-controlling interests		(1)		(11)

Net cash provided by (used for) financing activities	(161)	(164)	565	99

Net cash provided by (used for) continuing operations	(98)	(70)	(949)	(15)
Cash flows from discontinued operations
Net cash provided by (used for) operating activities	22	19	12	155

Net cash provided by (used for) discontinued operations	22	19	12	155

Net cash provided by (used for) continuing and discontinued operations	(76)	(51)	(937)	140
Effect of change in exchange rates on cash and cash equivalents	(34)	(16)	89	(47)
Cash and cash equivalents at the beginning of the period	1,135	1,926	1,873	1,766

Cash and cash equivalents at the end of the period	1,025	1,859	1,025	1,859

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

10 Quarterly report Q3 2016

Condensed consolidated statement of changes in equity

Condensed consolidated statement of changes in equity in millions of EUR
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity
January to September 2016
Balance as of December 31, 2015	186	2,669	8,040	4	1,058	56	12	(363)	11,662	118	11,780

Total comprehensive income (loss)			821	(4)	(223)	(20)	(18)		556	19	575
Dividend distributed	4	398	(732)						(330)		(330)
IPO Philips Lighting			125		(15)		(1)		109	716	825
Purchase of treasury shares								(500)	(500)		(500)
Re-issuance of treasury shares		(119)	(31)					198	48		48
Share call options			(103)					90	(13)		(13)
Share-based compensation plans		83							83		83
Income tax share-based compensation plans		5							5		5

Total other equity movements	4	367	(741)		(15)		(1)	(212)	(598)	716	118

Balance as of September 30, 2016	190	3,036	8,120		820	36	(7)	(575)	11,620	853	12,473

Quarterly report Q3 2016 11

Segments and main countries

Sales and income (loss) from operations in millions of EUR unless otherwise stated
	Q3 2015			Q3 2016
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Personal Health	1,585	151	9.5%	1,663	217	13.0%
Diagnosis & Treatment	1,556	98	6.3%	1,635	165	10.1%
Connected Care & Health Informatics	732	62	8.5%	742	47	6.3%
HealthTech Other	125	5		117	(15)
Lighting	1,838	98	5.3%	1,741	112	6.4%
Legacy Items	—	(72)			(45)

Philips	5,836	342	5.9%	5,898	481	8.2%

Sales and income (loss) from operations in millions of EUR unless otherwise stated
	January to September
	2015			2016
	sales	income from operations		sales	income from operations
			as a % of sales			as a % of sales
Personal Health	4,710	470	10.0%	4,934	606	12.3%
Diagnosis & Treatment	4,509	167	3.7%	4,654	286	6.1%
Connected Care & Health Informatics	2,106	61	2.9%	2,203	104	4.7%
HealthTech Other	377	42		325	(42)
Lighting	5,401	256	4.7%	5,160	296	5.7%
Legacy Items	46	(166)		—	(194)

Philips	17,149	830	4.8%	17,276	1,056	6.1%

Sales and tangible and intangible assets in millions of EUR
	sales		long-lived assets1)
	January to September		September 30,	September 30,
	2015	2016	2015	2016
Netherlands	461	482	962	992
United States	5,352	5,521	9,061	9,005
China	1,964	1,999	1,177	1,117
Germany	947	945	160	195
Japan	716	816	412	529
France	560	584	48	45
India	595	577	132	116
Other countries	6,554	6,352	2,220	2,124

Philips	17,149	17,276	14,172	14,123

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

12 Quarterly report Q3 2016

Reconciliation of non-GAAP performance measures

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred in 2016.

Sales growth composition in %
	Q3				January to September
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth
2016 versus 2015
Personal Health	6.7	(1.8)	0.0	4.9	7.2	(2.4)	0.0	4.8
Diagnosis & Treatment	5.7	(0.2)	(0.4)	5.1	3.8	(1.2)	0.6	3.2
Connected Care & Health Informatics	(0.1)	0.5	1.0	1.4	4.7	(0.3)	0.2	4.6
HealthTech Other	(5.8)	(0.6)	0.0	(6.4)	(13.8)	0.0	0.0	(13.8)
Lighting	(3.2)	(2.0)	(0.1)	(5.3)	(2.1)	(2.3)	(0.1)	(4.5)

Philips	2.2	(1.1)	0.0	1.1	2.6	(1.8)	(0.1)	0.7

Adjusted EBITA to Income from operations
in millions of EUR
	Q3							January to September
	Adjusted EBITA	Other items	Restructuring and acquisition related charges	EBITA (or Adjusted income from operations)	Amortization of intangibles	Impairment of goodwill	Income from operations	Adjusted EBITA	Other items	Restructuring and acquisition related charges	EBITA (or Adjusted income from operations)	Amortization of intangibles	Impairment of goodwill	Income from operations
2016
Personal Health	253			253	(36)		217	714		(3)	711	(105)		606
Diagnosis & Treatment	184		(6)	178	(13)		165	347		(22)	325	(39)		286
Connected Care & Health Informatics	62	1	(5)	58	(11)		47	147	(3)	(6)	138	(33)	(1)	104
HealthTech Other	(14)		1	(13)	(2)		(15)	(37)			(37)	(5)		(42)
Lighting	175	13	(49)	139	(27)		112	457	13	(91)	379	(81)	(2)	296
Legacy Items	(11)	(37)		(48)	3		(45)	(61)	(134)		(195)	1		(194)

Philips	649	(23)	(59)	567	(86)		481	1,567	(124)	(122)	1,321	(262)	(3)	1,056
2015
Personal Health	221	(31)	(1)	189	(38)		151	615	(31)	(2)	582	(112)		470
Diagnosis & Treatment	143		(38)	105	(7)		98	294		(90)	204	(37)		167
Connected Care & Health Informatics	75			75	(13)		62	129	(28)	(1)	100	(39)		61
HealthTech Other	4		4	8	(3)		5	38		14	52	(10)		42
Lighting	139		(15)	124	(25)	(1)	98	390		(54)	336	(79)	(1)	256
Legacy Items	(12)	(59)	(1)	(72)			(72)	(68)	(97)		(165)	(1)		(166)

Philips	570	(90)	(51)	429	(86)	(1)	342	1,398	(156)	(133)	1,109	(278)	(1)	830

Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

Quarterly report Q3 2016 13

Reconciliation of non-GAAP performance measures (continued)

Composition of cash flows in millions of EUR
	Q3		January to September
	2015	2016	2015	2016
Cash flows provided by (used for) operating activities	281	500	211	828
Cash flows used for investing activities	(218)	(406)	(1,725)	(942)

Cash flows before financing activities	63	94	(1,514)	(114)
Cash flows provided by (used for) operating activities	281	500	211	828
Net capital expenditures:	(223)	(220)	(626)	(598)
Purchase of intangible assets	(42)	(38)	(97)	(80)
Expenditures on development assets	(74)	(78)	(229)	(227)
Capital expenditures on property, plant and equipment	(135)	(118)	(344)	(314)
Proceeds from sale of property, plant and equipment	28	14	44	23

Free cash flows	58	280	(415)	230

Net operating capital to total assets in millions of EUR
	September 30, 2015	December 31, 2015	September 30, 2016
Net operating capital (NOC)	11,427	11,096	11,571
Exclude liabilities comprised in NOC:
- payables/liabilities	8,293	8,622	8,357
- provisions	4,291	4,243	3,793
Include assets not comprised in NOC:
- investments in associates	180	181	190
- other current financial assets	13	12	103
- other non-current financial assets	479	489	369
- deferred tax assets	2,730	2,758	2,693
- cash and cash equivalents	1,025	1,766	1,859
Assets classified as held for sale	1,751	1,809	1,975

Total assets	30,189	30,976	30,910

Composition of net debt to group equity in millions of EUR unless otherwise stated
	September 30, 2015	December 31, 2015	September 30, 2016
Long-term debt	3,973	4,095	4,860
Short-term debt	1,574	1,665	908

Total debt	5,547	5,760	5,768
Cash and cash equivalents	1,025	1,766	1,859

Net debt (total debt less cash and cash equivalents)	4,522	3,994	3,909
Shareholders’ equity	11,446	11,662	11,620
Non-controlling interests	108	118	853

Group equity	11,554	11,780	12,473
Net debt and group equity	16,076	15,774	16,382
Net debt divided by net debt and equity (in %)	28%	25%	24%
Equity divided by net debt and equity (in %)	72%	75%	76%

14 Quarterly report Q3 2016

Philips statistics

in millions of EUR unless otherwise stated

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	5,339	5,974	5,836	7,095	5,517	5,861	5,898
Comparable sales growth %	2%	3%	2%	2%	3%	3%	2%
Gross margin	2,116	2,495	2,422	2,823	2,266	2,538	2,603
as a % of sales	39.6%	41.8%	41.5%	39.8%	41.1%	43.3%	44.1%
Selling expenses	(1,341)	(1,440)	(1,390)	(1,644)	(1,418)	(1,427)	(1,411)
as a % of sales	(25.1)%	(24.1)%	(23.8)%	(23.2)%	(25.7)%	(24.3)%	(23.9)%
G&A expenses	(214)	(224)	(241)	(530)	(189)	(234)	(203)
as a % of sales	(4.0)%	(3.7)%	(4.1)%	(7.5)%	(3.4)%	(4.0)%	(3.4)%
R&D expenses	(436)	(483)	(471)	(537)	(470)	(501)	(514)
as a % of sales	(8.2)%	(8.1)%	(8.1)%	(7.6)%	(8.5)%	(8.5)%	(8.7)%
EBIT	139	349	342	162	199	376	481
as a % of sales	2.6%	5.8%	5.9%	2.3%	3.6%	6.4%	8.2%
EBITA	230	450	429	263	290	464	567
as a % of sales	4.3%	7.5%	7.4%	3.7%	5.3%	7.9%	9.6%
Net income (loss)	100	274	324	(39)	37	431	383
Net income (loss) attributable to shareholders	99	272	319	(45)	32	420	370
Net income (loss) - shareholders per common share in EUR - diluted	0.11	0.30	0.34	(0.05)	0.03	0.46	0.40

	2015				2016
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December
Sales	5,339	11,313	17,149	24,244	5,517	11,378	17,276
Comparable sales growth %	2%	3%	2%	2%	3%	3%	3%
Gross margin	2,116	4,611	7,033	9,856	2,266	4,804	7,407
as a % of sales	39.6%	40.8%	41.0%	40.7%	41.1%	42.2%	42.9%
Selling expenses	(1,341)	(2,781)	(4,171)	(5,815)	(1,418)	(2,845)	(4,256)
as a % of sales	(25.1)%	(24.6)%	(24.3)%	(24.0)%	(25.7)%	(25.0)%	(24.6)%
G&A expenses	(214)	(438)	(679)	(1,209)	(189)	(423)	(626)
as a % of sales	(4.0)%	(3.9)%	(4.0)%	(5.0)%	(3.4)%	(3.7)%	(3.6)%
R&D expenses	(436)	(919)	(1,390)	(1,927)	(470)	(971)	(1,485)
as a % sales	(8.2)%	(8.1)%	(8.1)%	(7.9)%	(8.5)%	(8.5)%	(8.6)%
EBIT	139	488	830	992	199	575	1,056
as a % of sales	2.6%	4.3%	4.8%	4.1%	3.6%	5.1%	6.1%
EBITA	230	680	1,109	1,372	290	754	1,321
as a % of sales	4.3%	6.0%	6.5%	5.7%	5.3%	6.6%	7.6%
Net income	100	374	698	659	37	468	851
Net income attributable to shareholders	99	371	690	645	32	452	822
Net income - shareholders per common share in EUR - diluted	0.11	0.40	0.75	0.70	0.03	0.49	0.89
Net income from continuing operations as a % of shareholders’ equity	2.4%	5.3%	6.5%	3.6%	0.5%	4.6%	6.4%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	910,616	925,277	921,181	917,104	913,011	927,316	924,271
Shareholders’ equity per common share in EUR	12.50	12.32	12.43	12.72	12.35	12.39	12.57
Inventories as a % of sales 1,2)	17.3%	17.0%	16.8%	14.2%	14.7%	15.2%	15.4%
Net debt : equity ratio	26:74	28:72	28:72	25:75	27:73	24:76	24:76
Net operating capital	10,977	11,397	11,427	11,096	11,118	11,445	11,571
Total employees	115,970	114,606	114,380	112,959	114,021	113,356	113,627
of which discontinued operations	8,334	8,689	8,812	8,755	8,913	9,158	9,531
of which third-party workers	13,930	13,796	13,338	12,189	12,250	11,604	11,822

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Quarterly report Q3 2016 15

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